FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2006

VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                                        Form 20-F ☒                                                      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

                                        Yes ☐                                                                  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending
September 30, 2006
VIDEOTRON LTD.
Filed in this Form 6-K

Documents index

1-     Quarterly report for the period ended September 30, 2006 of Videotron Ltd.

QUARTERLY REPORT
2006 FISCAL YEAR

          VIDEOTRON LTD.

          INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine-Month Period
January 1, 2006 – September 30, 2006

November 1, 2006

VIDEOTRON LTD.
Interim Consolidated Financial Statements
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006

Financial Statements

Highlights	2

Management’s Discussion and Analysis	3

Interim Consolidated Statements of Operations	12

Interim Consolidated Statements of Shareholder’s Equity	13

Interim Consolidated Balance Sheets	14

Interim Consolidated Statements of Cash Flows	15

Notes to Interim Consolidated Financial Statements	16

FINANCIAL STATISTICS

	For the three-month period ended		For the nine-month period ended

(in thousands of Canadian dollars)	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006

Revenues	$269 572	$330 849	$781 065	$946 681
Operating income (1)	101,978	133,029	303,185	372,741
Depreciation and amortization	40,881	46,006	120,757	136,389
Net income	32,728	45,342	87,753	137,009
Cash flows from operating activities	104,327	110,071	253,158	273,953
Acquisition of fixed assets	68,896	74,823	150,165	216,764

CUSTOMER STATISTICS

	For the three-month period ended September 30,		As of September 30,
	2005	2006	2005	2006

Homes passed (2)			2,411,742	2,448,502

Cable

Basic Cable Customers (3)			1,471,661	1,552,707
% Penetration (4)			61.0%	63.4%
Basic Cable, net additions	28,535	31,509	19,107	46,594

Digital Cable Customers			424,657	585,261
% Penetration (5)			28.9%	37.7%
Digital Cable, net additions	43,608	39,903	90,993	110,632

Internet Access

Cable Modem			587,684	754,482
% Penetration (4)			24.4%	30.8%
Cable Modem, net additions	39,694	43,887	85,054	116,511

Dial up			19,157	14,646
Dial up, net losses	(918)	(1,001)	(4,816)	(3,388)

Telephony

Cable Telephony Customers			96,010	344,068
% Penetration (4)			4.0%	14.1%
Cable Telephony Customers, net additions	54,170	60,904	93,875	181,119

(1)	We define operating income as net income before depreciation and amortization, financial expenses, dividend income from parent company, income taxes and non-controlling interest in a subsidiary.

See “— General” for more information on operating income.

(2)

Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(4)	Represents customers as a percentage of homes passed.

(5)	Represents digital customers as a percentage of basic customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

          This report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. See “Item 3 - Key Information - Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005 for more information on factors that may affect actual results. Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (SEC), as described under “Item 10 - Additional Information - Documents on Display.” The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2005 (filed on EDGAR at www.sec.gov) and our annual and interim consolidated financial statements and the notes thereto.

General

          This Management’s Discussion and Analysis contains an analysis of our consolidated financial position as of September 30, 2006 and the results of our operations and cash flows for the periods ended September 30, 2005 and 2006. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. Note 9 to our interim consolidated financial statements for the periods ended September 30, 2005 and 2006 contains discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.

          We define operating income, as reconciled to net income under Canadian GAAP, as net income before depreciation and amortization, financial expenses, income taxes, and non-controlling interest in a subsidiary. Operating income, as defined above, is not a measure of results that is consistent with neither Canadian nor U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Operating income is also commonly used in the sectors in which we operate, as well as by the investment community to analyze and compare companies. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

          Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our cable, Internet and telephony revenues. ARPU is not a measurement under Canadian nor U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU of each product line; cable television, Internet access and telephony, by dividing the related revenues by the average basic number of related customers during the applicable period, and then dividing that result by the number of months in the applicable period.

Recent Developments

          On January 1, 2006, we merged with Vidéotron Telecom ltd., or Vidéotron Telecom, a wholly owned indirect subsidiary of Quebecor Media. Combining Vidéotron Telecom’s telecommunication network and expertise with our commercial customer base enables us to offer additional bundled services, with the objective that this will result in new business opportunities. This reorganization is a continuation of the existing collaboration between us and Vidéotron Telecom on, among other things, our Voice over IP (VoIP) telephony and fibre network development, and reflects a corporate strategy to improve operating efficiency. On July 1, 2006, Vidéotron also merged with its parent, 9101-0827 Quebec inc. Both transactions have been accounted for using the continuity of interest method and, accordingly, the previous periods have been restated to include the results of operations and the financial position of the companies as if they always have been merged. Also on January 1, 2006, our subsidiary Vidéotron (Régional) ltée was merged with CF Cable Inc., which had no impact on our interim consolidated statements.

          On July 1, 2006, the Company merged with its parent, 9101-0827 Québec Inc. This transaction has been accounted for using the continuity of interest method, accordingly, the previous periods have been restated to include the results of operations and the financial position of the companies as if they had always been merged.

          On September 20, 2005, we announced that we had signed a strategic relationship agreement with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network which will enable us to offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Vidéotron branded mobile wireless services. On August 10, 2006, we launched our mobile wireless services in the Quebec City area. Since then, the service has been completely rolled-out to the Province of Quebec. Our services include international roaming and popular options. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. We operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network.

Three Months Ended September 30, 2006 Compared to Three Months Ended September 30, 2005

Revenues

          Consolidated operating revenues for the third quarter ended September 30, 2006 reached $330.8 million compared to $269.6 million for the same period in 2005, representing an increase of $61.2 million (22.7%).

          Cable television revenues for the third quarter ended September 30, 2006 increased by $15.1 million (9.7%) as compared to the same period in 2005, to reach $170.1 million. This growth was primarily due to an increase of 82,500 average basic cable customers over the average number in the third quarter ended September 30, 2005, higher sales for our video-on-demand and pay-TV products, as well as to more lucrative sales packages and the price increases implemented at the beginning of March 2005 and March 2006. This increase is partially offset by lower equipment rental revenues and the impact of more customers who benefit from bundling products by adding either internet service and/or cable telephony service. In the third quarter of 2006, we registered a positive variation in the number of basic customers, with a net gain of 31,509, bringing the number of our basic cable customers to 1,552,707, versus a growth of 28,535 customers and a total of 1,471,661 basic cable customers for the third quarter ended September 30, 2005. During the third quarter ended September 30, we also increased the number of our digital customers by 39,903 (7.3%), compared to an increase of 43,608 (11.4%) for the same period in 2005. For the third quarter ended September 30, 2006, ARPU for our cable television services increased from $35.51 to $36.88, this growth basically caused by price increases and the migration from analog to digital.

          Internet revenues for the third quarter ended September 30, 2006 increased by $19.7 million (28.8%) to reach a total of $88.0 million, mainly due to an increase of 167,200 average cable-modem Internet customers over the average number in the same period ended September 30, 2005, along with increased revenues from over-consumption (charges related to the use of services beyond the usage limit stipulated in the contracts with our customers) and price increases. The number of cable-modem Internet customers increased by 43,887 (6.1%) to 754,482 as of September 30, 2006, compared to an increase of 39,694 (7.2%) to 587,684 customers for the same period in 2005. For the analyzed period, ARPU for our Internet services slightly increased from $38.84 to $39.23. This was caused by price increases and to higher over-consumption revenues, offset by a higher proportion of customers opting for lower-priced packages.

          Total revenues of $29.8 million have been realized on cable telephony services during the third quarter ended September 30, 2006, an increase of $23.7 million mainly due to an average of 314,566 customers in the third quarter in 2006, versus an average of 66,533 customers for the same period in 2005. This product was commercially launched on January 2005 on the South Shore of Montréal and was gradually extended to other areas. As of September 30, 2006, the service was available to 70.9% of our homes passed by cable and we continue our efforts in order to substantially complete the roll out by September 2007. The number of cable telephony customers increased by 60,904 (21.5%) to 344,068 in the third quarter ended September 30, 2006, compared to an increase of 54,170 to 93,875 customers for the same period in 2005. For the third quarter ended September 30, 2006, ARPU for our cable telephony services was $31.60.

          Business solution revenues for the third quarter ended September 30, 2006 were $18.0 million compared to $18.9 million for the same period in 2005, representing a decrease of $0.9 million (-4.8%), mainly due to the restructuring of a contract with an affiliated company and price erosion in many products.

          Revenues from video stores for the third quarter ended September 30, 2006 increased by $1.0 million (+8.3%), mainly due to the acquisition of new stores in 2005 and 2006. This increase was offset by lower video rentals, retail sales and royalties. Other revenues, which represent mainly sales of equipment to customers, increased by $2.7 million to $11.9 million for the third quarter ended September 30, 2006, compared to $9.2 million for the same period in 2005. This increase was mainly due to a higher sales volume of digital set-top boxes, offset by lower selling prices.

Direct Costs and Operating, General and Administrative Expenses

          Direct costs increased by $11.5 million (15.7%) to reach $84.3 million for the third quarter ended September 30, 2006. Direct costs for cable television services, which primarily consist of programming costs, increased by $11.8 million for the third quarter ended September 30, 2006, due to a larger number of customers and face higher acquisition costs for the content available on our video-on-demand service and a higher penetration of digital service. The latest offers additional content to the customers leading to additional programming fees.

          Internet access direct costs for the third quarter ended September 30, 2006 increased by $0.6 million, due to a greater number of Internet access customers and an increase in bandwidth usage. This increase was partially offset by a lower procurement cost of the bandwidth.

          Direct costs for telephony services, consisting of long distance, 911 fees, portability fees and others, increased by $1.5 million, primarily due to the growth in the number of customers. Other costs decreased by $2.4 million, mainly due to the lower acquisition costs of set-top boxes sold and a favorable exchange rate on the U.S. dollar.

          Operating, general and administrative expenses increased by $18.7 million (19.8%) to reach $113.5 million for the third quarter ended September 30, 2006. This increase was mainly due to additional resources required to support the growth of our telephony, Internet access and cable television customer base. Regulatory contributions and management fees also increased compared to the same period in 2005.

Operating Income

          Operating income for the third quarter ended September 30, 2006 was $133.0 million, compared to $102.0 million for the same period in 2005, representing an increase of $31.0 million (30.4%). Operating income margin increased to 40.2% for the third quarter ended September 30, 2006 from 37.8% for the same period in 2005. This increase was mainly due to the growth in customers combined with lower subsidies on equipment sold to customers. Those subsidies amounted to $6.4 million (2.0% of related sales) for the third quarter ended September 30, 2006, compared to $11.5 million (4.5% of related sales) for the same period in

2005. A reconciliation of operating income to net income is provided in “Item 3 - Key Information - Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2005.

Depreciation and Amortization

          Depreciation and amortization expenses for the third quarter ended September 30, 2006 were $46.0 million compared to $40.9 million for the same period in 2005, representing an increase of $5.1 million (12.5%), due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services.

Financial Expenses and Dividend Income

          Financial expenses for the third quarter ended September 30, 2006 were $21.2 million, compared to $12.4 million for the same period in 2005, representing an increase of $8.8 million (71.0%). This increase is attributable to an increase in interest expenses on our long-term debt due to our new 6 3/8% Senior Notes due December 15, 2015, issued on September 16, 2005 and the utilization of our revolving credit facilities. See “Liquidity and Capital Resources - Sources of Liquidity and Capital Resources - Capital Market Debt Financing”.

Income Taxes

          Income tax expenses for the third quarter ended September 30, 2006 were $20.4 million, compared to $16.0 million for the same period in 2005, representing an effective tax rate of 31.1% compared to 32.8% in 2005. The reduction in effective tax rate is attributable to a reduction of future enacted tax rate and the elimination of large corporation tax.

Net Income

          Net income was $45.3 million for the third quarter ended September 30, 2006, as compared to $32.7 million for the same period in 2005, an increase of $12.6 million (38.5%).

Nine-Month Period Ended September 30, 2006 Compared to Nine-Month Period Ended September 30, 2005

Revenues

          Consolidated operating revenues for the nine-month period ended September 30, 2006 reached $946.7 million compared to $781.1 million for the same period in 2005, representing an increase of $165.6 million (21.2%).

          Cable television revenues for the nine-month period ended September 30, 2006 increased by $44.4 million (9.7%) to reach $501.9 million. This growth was primarily due to an increase of 70,500 average basic cable customers over the previous period, higher sales for our video-on-demand and pay-TV products, as well as price increases. This growth was partially offset by lower equipment rental revenues and higher product bundling leading to higher discounts. We realized a net increase of 46,594 basic cable customers for the nine-month period ended September 30, 2006, compared to an increase of 19,107 customers during the same period in 2005. We increased the number of digital customers by 110,632, or 23.3%, for the nine-month period ended September 30, 2006, compared to 90,993, or 27.2% in 2005. For the analyzed period, ARPU for our cable television services increased from $34.97 to $36.58.

          Internet revenues reached $249.6 million for the nine-month period ended September 30, 2006 increasing by $52.0 million (26.3%), mainly due to an increase of 156,200 average cable-modem Internet customers over the average number in the same period ended September 30, 2005, along with increased revenues from over-consumption and price increases. The number of cable-modem Internet customers increased by 116,511 (18.2%) in the nine-month period to attain 754,482 as of September 30, 2006, compared to an increase of 85,054 (17.0%) to 587,684 customers for the same period in 2005. For the nine-month period ended September

30, 2006, ARPU for our Internet services slightly decreased from $39.09 to $38.90. This decline was primarily due to a higher proportion of customers opting for lower-priced packages, partially offset by price increases.

          Revenues related to our cable telephony service totaled $72.2 million for the nine-month period ended September 30, 2006, an increase of $63.2 million mainly due to an average of 253,558 customers in the nine-month period in 2006, versus 33,144 average customers for the same period in 2005, along with a price increase. The number of cable telephony customers increased by 181,119 (111.2%) in the nine-month period ended September 30, 2006, compared to an increase of 93,875 customers for the same period in 2005. For the nine-month period ended September 30, 2006, ARPU for our cable telephony services was $31.59 while it was at $29.93 in 2005.

          Business solution revenues for the nine-month period ended September 30, 2006 were $55.4 million compared to $57.2 million for the same period in 2005, representing a decrease of $1.8 million (-3.2%), mainly due to the restructuring of a contract with an affiliated company.

          Revenues from video stores for the nine-month period ended September 30, 2006 increased by $0.4 million (+1.0%), mainly due to the acquisition of new stores in 2005 and 2006, partially offset by lower video rentals, retail sales and royalties.

          Other revenues, which represent mainly sales of equipment to customers, increased by $7.5 million to $29.4 million for the nine-month period ended September 30, 2006, compared to $21.9 million for the same period in 2005. This increase was mainly due to a higher sales volume of digital set-top boxes, offset by lower selling prices.

Direct Costs and Operating, General and Administrative Expenses

          Direct costs increased by $34.9 million (17.0%) to reach $239.1 million for the nine-month period ended September 30, 2006, versus $204.2 million for the same period in 2005. Direct costs for cable television services increased by $27.3 million for the nine-month period ended September 30, 2006, due to a larger number of customers, a higher penetration of digital customers, and the addition of content on our video-on-demand service. Internet access direct costs for the nine-month period ended September 30, 2006 increased by $1.9 million, due to a greater number of Internet access customers and an increase in bandwidth usage. This increase was partially offset by the lower procurement cost of the bandwidth. Direct costs for telephony services increased by $5.3 million due to the growth in the number of customers. Other costs increased by $0.4 million, mainly due to the greater number of set-top boxes sold, offset by lower acquisition costs for such equipment and a favorable exchange rate on the U.S. dollar.

          Operating, general and administrative expenses increased by $61.2 million (22.4%) to reach $334.8 million for the nine-month period ended September 30, 2006, compared to $273.6 million for the same period in 2005. This increase was mainly due to additional resources required to support the growth of telephony, Internet access and cable television customer base. Regulatory contributions and management fees also increased compared to the same period in 2005.

Operating Income

          Operating income for the nine-month period ended September 30, 2006 was $372.7 million, compared to $303.2 million for the same period in 2005, representing an increase of $69.5 million (22.9%). Operating income margin increased to 39.4% for the nine-month period ended September 30, 2006 from 38.8% for the previous period. This increase was mainly due to the growth in customers, combined with lower subsidies on equipment sold which amounted to $20.3 million (2.2% of related sales) for the nine-month period ended September 30, 2006, compared to $24.5 million (3.3% of related sales) for the same period in 2005. A reconciliation of operating income to net income is provided in “Item 3 - Key Information - Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2005.

Depreciation and Amortization

          Depreciation and amortization expenses for the nine-month period ended September 30, 2006 were $136.4 million compared to $120.8 million for the same period in 2005, representing an increase of

$15.6 million (12.9%), due to additional acquisitions of fixed assets, mostly related to telephony and Internet access services.

Financial Expenses and Dividend Income

          Financial expenses for the nine-month period ended September 30, 2006 were $58.2 million, as compared to $51.0 million for the same period in 2005, representing an increase of $7.2 million (14.1%). This increase was attributable to an increase in interest expenses on our long-term debt due to our new 6 3/8% Senior Notes due December 15, 2015, issued on September 16, 2005 and the utilization of our revolving credit facilities. See “Liquidity and Capital Resources - Sources of Liquidity and Capital Resources - Capital Market Debt Financing.”

Income Taxes

          Income tax expenses for the nine-month period ended September 30, 2006 were $41.1 million, compared to $43.6 million for the same period in 2005, representing an effective tax rate of 23.1% compared to 33.2% in 2005. The decrease is primarily due to the change in the Federal future enacted tax rates.

Net Income

Net income was $137.0 million for the nine-month period ended September 30, 2006, as compared to $87.8 million for the same period in 2005, an increase of $49.2 million (56.1%).

Liquidity and Capital Resources

Uses of Liquidity and Capital Resources

          Our principal liquidity and capital resource requirements consist of:

•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•	the service and repayment of our debt; and

•	distributions to our shareholder.

          Capital Expenditures. During the nine-month period ended September 30, 2006, we invested $216.8 million in fixed assets, compared to $150.2 million for the same period in 2005, an increase of $66.6 million. This growth was due to $68.7 million in capital investment in our telephony services, compared to $35.6 million for the same period in 2005, HFC network modernizations and investments in our Internet network. We continue to focus on success-driven capital spending and on maintaining our network in a very good condition.

          The strategy pursued of maintaining a leadership position by offering a variety of related products and services, as well as launching new and advanced products and services, requires investments in our network to support growth in our customer base and in bandwidth requirements. Accordingly, we have implemented a modernization program to upgrade our networks in Québec City and in the central region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. We expect to complete the Québec City modernization at the beginning of 2007 and the central region in the Summer of 2007, which will bring approximately 94% of our network in Province of Québec to an upgraded bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever-increasing speed of Internet access and increasing demand for our new VoIP telephony service, we are currently considering a number of alternatives as to how best address these increasing network capacity requirements resulting from higher demand for such advanced products and services. Implementing one or a combination of these alternatives would require substantial investments in our network in the coming years.

          Service and Repayment of Our Debt. On January 17, 2006, we reimbursed the principal amount of the subordinated loan ($150 million) and all interest owed at that date to Quebecor Media for a total consideration of $168.0 million.

          During the nine-month period ended September 30, 2006, we made cash interest payments of $59.2 million, compared to $35.8 million for the same period in 2005. The increase is mainly due to interest paid consequently to the reimbursement of the above noted subordinated loan.

          Distributions to our Shareholder. During the nine-month period ended September 30, 2006, we paid $108.7 million to our sole shareholder, Quebecor Media in respect of a reduction of paid-up capital as well as a payment of $10.0 million to the same shareholder for the payment of dividends, compared to a payment of dividends of $210.0 million for the same period in 2005. See Note 7 to our interim consolidated financial statements for the nine-month periods ended September 30, 2005 and 2006. We expect to make distributions to our shareholder in the future, subject to the terms of our indebtedness and applicable laws.

          Contractual Obligations and Other Commercial Commitments. Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, our various Notes and operating lease arrangements, as of December 31, 2005, are disclosed in notes 13, 16 and 17 of our annual consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and in notes 15 and 18 to Vidéotron Télécom ltée annual financial statements for the years ended December 31, 2004 and 2005. Except for the borrowing on our revolving credit facilities, there have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2005. See also note 10 to our interim consolidated financial statements for the three months ended September 30, 2005 and 2006.

Sources of Liquidity and Capital Resources

          Our primary sources of liquidity and capital resources are:

•	funds from operations;

•	financing from related parties;

•	capital markets debt financing; and

•	our credit facilities.

          Funds from Operations. Cash flow from operations before changes in non-cash operating items amounted to $325.1 million for the nine-month period ended September 30, 2006, compared to $259.4 million for the same period in 2005. This $65.7 million increase is mainly due to higher operating income. Cash used by the changes in non-cash operating items was $51.1 million for the nine-month period ended September 30, 2006, compared to $6.2 million for the same period in 2005, representing an increase of $44.9 million. The variation in non-cash operating items was primarily due to payments of interests to Quebecor Media. Cash provided by operating activities during the nine-month period ended September 30, 2006 was $274.0 million, compared to $253.2 million for the same period in 2005, representing an increase of $20.8 million (8.2%).

          Financing from Related Parties. During the year ended December 31, 2004, we acquired income tax assets from Quebecor Media of $62.0 million, of which $55.5 million was recorded as future income tax assets and $6.5 million as income taxes receivable. The consideration, paid in 2005 to Quebecor Media, amounted to $35.2 million and the difference of $26.8 million was credited to contributed surplus.

          Credit Facilities. On January 17, 2006, we drew $237.0 million on our revolving credit facility to reimburse the capital and interest of the subordinated loan to the parent company and paid $83.7 million as a reduction of paid-up capital. As of September 30, 2006, we had an outstanding balance of $138.0 million while $312.0 million was not used on this revolving credit facility.

          We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity described above, will be sufficient to fund our anticipated capital expenditures and to make the required payments of principal and interest on our debt, including payments due on our 6 7/8% Senior Notes, due January 15, 2014, and our 6 3/8% Senior Notes due December 15, 2015, as well as under our credit facilities. We also expect, to the extent permitted by the terms of our indebtedness and applicable laws, to make distributions to our shareholder in the future.

Critical Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, included in our annual report on Form 20-F filed for the year ended December 31, 2005, and that there has been no change in such critical accounting estimates since December 31, 2005.

Risks and Uncertainties

          In the normal course of business, we are exposed to fluctuations in interest and exchange rates. We manage this exposure through staggered maturities and a balance of fixed and variable rate obligations. As of September 30, 2006, we were using derivative financial instruments to reduce our exchange and interest rate exposure. There have been no significant changes in our exposure to fluctuations in interest and exchange rates since December 31, 2005.

          While these agreements expose us to the risk of non-performance by a third party, we believe that it is unlikely to incur such a loss due to the creditworthiness of our counterparties. A description of the financial derivatives used by us as of December 31, 2005 is provided in note 1(j) of our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, and in “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” in our annual report on Form 20-F for the year ended December 31, 2005.

          Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of September 30, 2006, we had no significant concentration of credit risk.

Regulation

          We are subject to extensive government regulations, mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunications Commission (CRTC). Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, VoIP services, as well as the introduction of new regulations or policies or terms of license could have a material effect on our business, financial condition or results of operations. The significant government regulations, which affect our operations, are summarized in our annual report on Form 20-F for the year ended December 31, 2005.

          On April 6, 2006, the CRTC issued a long-awaited decision setting out the framework for the forbearance from regulation of local exchange services offered by the incumbent telephone companies. Most notably, the CRTC has determined that (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the census metropolitan area (for urban markets) and the sub-provincial economic region (for rural markets); and (iii) the incumbent carrier must suffer a 25% market share loss in the relevant market, in addition to satisfying a range of criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. The CRTC also reduced the residential “no contact” period under the local incumbent winback restrictions from 12 months to 3 months, and indicated it is predisposed to favourably consider applications for complete removal of these restrictions in a given market once the incumbent has suffered a 20% market share loss. We gave a favourable reception to this decision. Nevertheless, incumbent telephony companies keep exercising pressure on authorities and CRTC in order to get amendments to that decision. For example, the two largest Canadian incumbent telephony companies have filed a petition to the Governor in Council requesting that the CRTC decision be varied, rescinded or referred back to the CRTC for reconsideration of all or a portion of it.

New Accounting Policies

          Recent accounting developments in the United States

          In September, 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. FAS158 requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. The requirement to recognize the funded status of a benefit plan is effective as of the end of the fiscal year ending after December 15, 2006.

          In June, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN48). FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December 15, 2006.

VIDEOTRON LTD.
Interim Consolidated Statements of Operations
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

	Three-month period ended		Nine-month period ended
	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006

	(Restated - see note 2)		(Restated - see note 2)

Operating revenues:
Cable television	$155,050	$170,133	$457,552	$501,918
Internet	68,275	87,988	197,586	249,611
Business solution	18,899	17,970	57,223	55,408
Telephony	6,126	29,841	8,928	72,153
Video stores	12,043	13,003	37,843	38,215
Other	9,179	11,914	21,933	29,376

	269,572	330,849	781,065	946,681

Direct costs	72,835	84,277	204,237	239,096

Operating, general and administrative expenses	94,759	113,543	273,643	334,844

Depreciation and amortization	40,881	46,006	120,757	136,389

Financial expenses (note 3)	12,380	21,211	51,048	58,181

Income before income taxes and non-controlling interest in a subsidiary	48,717	65,812	131,380	178,171

Income taxes (note 4):
Current	3	(258)	2,294	(61)
Future	15,960	20,695	41,272	41,132

	15,963	20,437	43,566	41,071

	32,754	45,375	87,814	137,100

Non-controlling interest in a subsidiary	26	33	61	91

Net income	$32,728	$45,342	$87,753	$137,009

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

	Common shares	Contributed surplus	Deficit	Total shareholder’s equity

Balance as at December 31, 2004 (restated - note 2)	$388,593	$576,934	$(736,225)	$229,302

Transfer of tax deductions from a company controlled by the ultimate parent company	—	23	—	23

Net income	—	—	87,753	87,753

Dividend	—	—	(210,000)	(210,000)

Balance as at September 30, 2005 (restated - note 2)	388,593	576,957	(858,472)	107,078

Reduction of paid-up capital	(45,653)	—	—	(45,653)

Net income	—	—	14,938	14,938

Balance as at December 31, 2005 (restated - note 2)	342,940	576,957	(843,534)	76,363

Issuance of shares (note 7)	111,536	—	—	111,536

Reduction of paid-up capital (note 7)	(108,749)	—	—	(108,749)

Excess of consideration issued over the value of debt transferred to the parent company (note 5)	—	—	(3,282)	(3,282)

Net income	—	—	137,009	137,009

Dividend	—	—	(10,000)	(10,000)

Balance as at September 30, 2006	$345,727	$576,957	$(719,807)	$202,877

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Consolidated Balance Sheets
(Unaudited)

As at December 31, 2005 and September 30, 2006
(in thousands of Canadian dollars)

	December 31, 2005	September 30, 2006

	(Audited) (Restated - note 2)
Assets
Current assets:
Cash and cash equivalents	$32,851	$—
Marketable securities	40,496	—
Accounts receivable	117,094	123,147
Amounts receivable from affiliated companies	8,332	3,743
Income taxes receivable	845	1,170
Inventories	29,365	34,133
Prepaid expenses	7,110	13,306
Future income taxes	76,607	48,793

	312,700	224,292

Fixed assets	1,151,818	1,238,918
Goodwill	438,682	438,682
Other assets	43,849	45,337
Future income taxes	36,713	1,477

	$1,983,762	$1,948,706

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$6,152	$8,509
Bank indebtedness	—	1,163
Accounts payable and accrued liabilities	227,908	212,035
Amounts payable to affiliated companies	43,134	21,642
Deferred revenue	116,696	133,180
Income taxes payable	882	398
Additional amount payable (note 5)	111,540	—

	506,312	376,927

Deferred revenue	22,033	22,816
Pension plan and accrued liability	7,090	8,965
Forward exchange contract and interest rate swaps	73,835	111,636
Future tax liabilities	175,748	153,964
Long-term debt (note 6)	1,121,697	1,070,746
Non-controlling interest in subsidiaries	684	775

	1,907,399	1,745,829
Shareholder’s equity:
Common shares (note 7)	342,940	345,727
Contributed surplus	576,957	576,957
Deficit	(843,534)	(719,807)

	76,363	202,877

	$1,983,762	$1,948,706

Contingencies (note 10)

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

	September 30, 2005	Three-month period ended September 30, 2006	September 30, 2005	Nine-month period ended September 30, 2006

	(Restated - see note 2)		(Restated - see note 2)
Cash flows from operating activities:
Net income	$32,728	$45,342	$87,753	$137,009
Adjustments for the following items:
Depreciation and amortization	43,892	50,646	128,870	149,623
Future income taxes	15,960	20,695	41,272	41,132
Non-controlling interest in a subsidiary	26	33	61	91
Amortization of debt premium and discount	(401)	(383)	(1,804)	(1,150)
(Gain) loss on revaluation of additional amount payable	234	—	6,223	(3,286)
Change in fair value of interest rate swaps	(1,177)	25	(904)	(19)
(Gain) loss on disposal of fixed assets	(643)	823	(800)	1,141
Gain on repayment of long-term debt	(312)	—	(312)	—
Loss on foreign currency denominated debt	703	—	1,413	—
Other items	(2,036)	223	(2,390)	568

Cash flows from operations	88,974	117,404	259,382	325,109

Changes in non-cash operating items:
Accounts receivable	(8,092)	(646)	(3,228)	(5,936)
Current income taxes	3,486	466	7,299	(675)
Amounts receivable from and payable to affiliated companies	831	3,872	19,065	(16,836)
Inventories	(221)	(6,183)	4,867	(4,768)
Prepaid expenses	535	486	(3,520)	(6,101)
Accounts payable and accrued liabilities	6,728	(6,175)	(31,773)	(22,476)
Pension plan accrued liability	133	826	398	1,875
Deferred revenue	16,562	4,814	11,610	17,267
Other assets	(4,609)	(4,793)	(10,942)	(13,506)

	15,353	(7,333)	(6,224)	(51,156)

Cash flows from operating activities	104,327	110,071	253,158	273,953

Cash flows from investing activities:
Acquisition of fixed assets	(68,896)	(74,823)	(150,165)	(216,764)
Net change in other assets	(1,166)	(1,029)	(1,512)	(2,450)
Proceeds from disposal of fixed assets and other assets	522	58	1,001	403
Proceeds from disposal of marketable securities	—	—	21,250	40,496
Payment of tax deductions to the parent company	—	—	(35,200)	—
Net disposal (acquisition) of video store assets	(11)	—	53	(322)

Cash flows used in investing activities	(69,551)	(75,794)	(164,573)	(178,637)
Cash flows from financing activities:
Net change in bank credit facility (note 6)	—	(41,000)	—	138,000
Repayment of long-term debt	(92,284)	—	(92,284)	—
Issuance of long-term debt	205,130	—	205,130	—
Financing costs on long-term debt	(3,725)	—	(4,934)	—
Payment of interest rate swaps	(8,641)	12	(10,955)	(938)
Issuance of shares	—	—	—	111,536
Repayment of the subordinated loan to parent company	—	—	—	(150,000)
Transfer of additional amount payable to parent company	—	—	—	(111,536)
Reduction in paid-up capital	—	—	—	(108,749)
Dividend to parent company	(200,000)	—	(210,000)	(10,000)
Other	—	—	(126)	—

Cash flows from (used in) financing activities	(99,520)	(40,988)	(113,169)	(131,687)

Net change in cash and cash equivalents	(64,744)	(6,711)	(24,584)	(36,371)
Cash and cash equivalents at beginning of period	72,571	(2,961)	32,411	26,699

Cash and cash equivalents at end of period	$7,827	$(9,672)	$7,827	$(9,672)

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$13,638	$—	$13,638	$—
Bank indebtedness	—	(1,163)	—	(1,163)
Issued and outstanding cheques	(5,811)	(8,509)	(5,811)	(8,509)

	$7,827	$(9,672)	$7,827	$(9,672)

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

1.	Basis of presentation and accounting changes:

The Company is a cable services provider in the Province of Québec for pay-television services, Internet access and telephony services. It also provides business telecommunication services and operates the largest chain of video stores in Québec and a chain of video stores in Ontario and in the Atlantic provinces.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2005 audited consolidated financial statements and the notes below. These interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, considered necessary for fair presentation.

2.	Business reorganization:

On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with the Company. On July 1, 2006, the Company also merged with its parent, 9101-0827 Québec Inc. Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec Inc. have been included in these consolidated financial statements as if the three companies had always been combined. Comparative figures have been restated from statements previously presented.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

3.	Financial expenses:

	Three-month period ended		Nine-month period ended
	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006

	(Restated - see note 2)		(Restated - see note 2)

Third parties:
Interest on long-term debt	$14,149	$20,897	$44,126	$61,372
Amortization of deferred financing costs	401	494	1,357	1,473
Amortization of debt premium and discount	(401)	(383)	(1,804)	(1,150)
(Gain) loss on revaluation of additional amount payable	234	—	6,223	(3,286)
Gain on settlement of long-term debt	(312)	—	(312)	—
Change in fair value of forward exchange contract and interest rate swaps	(1,177)	25	(904)	(19)
Loss on foreign currency denominated debt	703	—	1,413	—
Gain on foreign currency denominated short-term monetary items	(1,283)	265	(1,287)	(104)

Other interest and penalty charges	(1,223)	13	(1,094)	47

	11,091	21,311	47,718	58,333

Interest income	(170)	(10)	(1,018)	(487)

	10,921	21,301	46,700	57,846

Parent company:
Interest expense	1,701	(90)	5,004	335
Interest income	(242)	—	(656)	—

	1,459	(90)	4,348	335

	$12,380	$21,211	$51,048	$58,181

The interest paid to third parties in the three-month periods ended September 30, 2005 and 2006 amounted to $29.5 million and $27.3 million, respectively, and in the nine-month periods ended September 30, 2005 and 2006 amounted to $65.3 million and $68.5 million, respectively.

The interest paid to parent company amounted to nil in 2005 and $18.0 million in the nine-month period ended September 30, 2006 (note 6 (b)).

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

4.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary, based on the consolidated basic income tax rate and the effective income tax rate:

	Three-month period ended		Nine-month period ended
	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006

	(Restated - see note 2)		(Restated - see note 2)

Income taxes based on the combined federal and provincial basic income tax rate of 32.02% (2005 - 31.02%)	$15,112	$21,073	$40,754	$57,050
Change due to the following items:
Federal large corporation taxes	112	—	1,527	—
Non-deductible charges and/or loss deductible at a lower rate for which the tax benefit was not recorded	(347)	17	1,347	(1,019)
Reduction of future enacted tax rate	—	(443)	—	(15,357)
Other	1,086	(210)	(62)	397

	$15,963	$20,437	$43,566	$41,071

Income taxes paid in the three-month periods ended September 30, 2005 and 2006 amounted to $0.6 million and nil, respectively, and in the nine-month periods ended September 30, 2005 and 2006 amounted to $3.2 million and $1.4 million, respectively.

5.	Additional amount payable:

The value of the additional amount payable resulting from the repurchase of the redeemable preferred shares (note 7) fluctuates based on the market value of the parent company’s common shares. Until the parent company is listed on a stock exchange, the value of the additional amount payable is based on a formula established in the agreement. At the date of the transaction, both parties had agreed to an initial value of $70.0 million. As at December 31, 2005, the additional amount payable was valued at $111.5 million. Change in the amount payable is recorded as a financial expense in the statement of operations.

On June 30, 2006, the additional amount payable of $108.3 million was transferred to the parent company in exchange of the issuance of 103,274 common shares for a total of $111.5 million. The excess of the consideration issued in the amount of $3.3 million was affected to retained earnings.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006 (in thousands of Canadian dollars)

6.	Long-term debt:

	December 31, 2005	September 30, 2006

Bank facilities (a):
Revolving credit	$—	$138,000
Senior Notes	971,697	932,746
Subordinated loan - Quebecor Media Inc. (b)	150,000	—

Long-term portion of the long-term debt	$1,121,697	$1,070,746

(a)	Bank facility:

The bank credit facility, bearing interest at Bankers’ Acceptances and Canadian prime rates plus, in each case, a margin depending upon Videotron Ltd.’s leverage ratio, is secured by a first-ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron Ltd. and its subsidiaries.

The credit facilities contain usual covenants, such as maintaining certain financial ratios and certain restrictions as to the payment of dividends and acquisitions and disposals of assets. The unused amount under the revolving facility is $312 million as at September 30, 2006 and $450.0 million as at December 31, 2005. The revolving facility will be repayable in full in November 2009.

(b)	Subordinated loan - Quebecor Media Inc.:

On January 17, 2006, the Company reimbursed the principal amount of the subordinated loan and all interest owed at that date to Quebecor Media Inc. for a total consideration of $168.0 million.

Minimum principal payments on long-term debt in each of the next five years and thereafter are as follows:

2007	$—
2008	—
2009	138,000
2010	—
2011	—
2012 and thereafter	932,746

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006 (in thousands of Canadian dollars)

7.	Share capital:

On January 1, 2006, following the amalgamation with Videotron Telecom Ltd., and on July 1, 2006, following the amalgamation with 9101-0827 Québec Inc., the Company modified its articles as follows:

New authorized share capital:

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E and Series F, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regard to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the Class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable

	December 31, 2005		September 30, 2006

	Common shares	Retractable preferred shares	Common shares	Retractable preferred shares

Issued and paid:
2,515,276 common shares, Series A (2005 - 68,690,189)	$342,940	$—	$345,727	$—
Nil preferred shares, Series B (2005 - 2 Class C shares)	—	—	—	—
65,000 preferred shares, Series G (170,000 as of December 31, 2005)	—	—	—	—

	$342,940	$—	$345,727	$—

On January 1, 2006, the 13,690,089 common shares previously issued were converted into 2,515,276 common shares of the new authorized share capital. On July 1, 2006, those shares were cancelled.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006 (in thousands of Canadian dollars)

7.	Share capital (continued):

On January 1, 2006, the 2 Class C shares previously issued were converted into 2 preferred shares Series B of the new authorized share capital. On July 1, 2006, those shares were cancelled.

On January 1, 2006, 2,657,400,000 common shares were issued by 9101-0827 Québec Inc. in exchange of the investment of 11,174,813 common shares of Videotron Ltd.

On January 17, 2006, March 6, 2006, April 17, 2006 and May 15, 2006, the Company reduced the paid-up capital of the common shares, Series A, by $83.7 million, $10.0 million, $10.0 million and $5.0 million, respectively. Those amounts have been paid to the parent company.

On June 30, 2006, Videotron Ltd. redeemed 105,000 preferred shares, Series G, from Groupe de Divertissement SuperClub Inc. for a total cash consideration of $105.0 million.

On June 30, 2006, Videotron Ltd. issued 103,274 common shares to the parent company for a total consideration of $111.5 million (see note 5).

On July 1, 2006, the 2,712,503,374 common shares previously issued were converted into 2,515,276 common shares of the new authorized share capital.

The preferred shares Series G are owned by Groupe de Divertissement SuperClub Inc., a wholly-owned subsidiary of the Company, and are eliminated upon consolidation.

8.	Employee future benefits:

The following table presents the Company’s net benefit costs:

	Three-month period ended		Nine-month period ended
	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006

	(Restated - see note 2)		(Restated - see note 2)

Net benefit	$1,787	$2,909	$5,275	$8,173

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006 (in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company’s consolidated financial statements, including disclosures that are required under US GAAP.

Consolidated Statements of Operations for the:

	Three-month period ended		Nine-month period ended
	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006

	(Restated - see note 2)		(Restated - see note 2)

Net income for the period based on Canadian GAAP	$32,728	$45,342	$87,753	$137,009

Adjustments:
Push-down basis of accounting (i)	(1,691)	286	(5,952)	(3,947)
Development and pre-operating costs (iii)	(955)	(741)	(656)	(1,544)
Accounting for derivative instruments and hedging activities (iv)	(310)	4,192	4,969	(813)
Income taxes (v)	2,354	(2,238)	2,261	1,961

Net income for the period based on US GAAP	32,126	46,841	88,375	132,666

Other comprehensive income (loss) (vi)
Accounting for derivative instruments and hedging activities (iv)	(10,032)	(5,685)	(20,184)	(4,086)
Income taxes (v)	10,527	1,048	10,527	582

Comprehensive income based on US GAAP	$32,621	$42,204	$78,718	$129,162

Accumulated other comprehensive loss at beginning of period	$(25,560)	$(21,725)	$(15,408)	$(22,858)

Change in the period	495	(4,637)	(9,657)	(3,504)

Accumulated other comprehensive loss at end of period	$(25,065)	$(26,362)	$(25,065)	$(26,362)

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006 (in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity

	December 31, 2005	September 30, 2006

	(Restated - see note 2)

Shareholder’s equity based on Canadian GAAP	$76,363	$202,877

Cumulative adjustments:
Push-down basis of accounting (i)	4,499,157	4,495,210
Goodwill impairment (ii)	(2,274,627)	(2,274,627)
Development and pre-operating costs (iii)	(2,692)	(4,236)
Accounting for derivative instruments and hedging activities (iv)	(26,288)	(31,187)
Income taxes (v)	13,630	16,173
Pension and postretirement benefits (vii)	(153)	(153)

Shareholder’s equity based on US GAAP	$2,285,390	$2,404,057

(i)	Push-down basis of accounting (restated - see note 2)

The basis of accounting used in the preparation of this reconciliation of Canadian GAAP to US GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006 (in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

	(i)	Push-down basis of accounting (continued)

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect parent’s cost basis, were:

		(a)	The carrying values of fixed assets were increased by $110.8 million;

(b)

The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

		(c)	Accrued charges increased by $41.5 million;

		(d)	Future income tax liability increased by $24.4 million; and

(e)

The $4,631.1 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,653.4 million was credited to contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expenses for US GAAP purposes have been increased by $16.9 million.

	(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)

Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006 (in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

	(iv)	Accounting for derivative instruments and hedging activities

The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value, with changes in fair value recorded in the statement of operations unless the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP, the change in foreign exchange rate on long-term foreign currency denominated instruments is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehensive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

	(v)	Income taxes

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while, under US GAAP, measurement is based on enacted tax rates.

	(vi)	Comprehensive income

Comprehensive income is presented in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity related to the accrued pension benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

	(vii)	Pension and postretirement benefits

The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity under the caption “other comprehensive income”.

	(viii)	Guaranteed debt

The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 and 2015 (note 6) are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2005 and September 30, 2006 and the three-month and nine-month periods ended September 30, 2005 and 2006 have been prepared in accordance with US GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Videotron Ltd.”. Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are CF Cable TV Inc. and Le Superclub Vidéotron Ltée and its subsidiary, Groupe de Divertissement Superclub Inc.

The “Subsidiary Non-Guarantors” is Société d’Édition et de Transcodage T.E. Ltée.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at December 31, 2005

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(restated - see note 2)

Assets
Current assets:
Cash and cash equivalents	$31,026	$1,109	$716	$—	$32,851
Marketable securities	40,000	—	496	—	40,496
Accounts receivable	108,385	8,018	691	—	117,094
Amounts receivable from affiliated companies	223,471	249,256	49	(464,444)	8,332
Income taxes receivable	431	301	113	—	845
Inventories and prepaid expenses	29,998	6,304	173	—	36,475
Future income taxes	62,778	13,829	—	—	76,607

	496,089	278,817	2,238	(464,444)	312,700

Fixed assets	1,038,403	233,167	3,285	(391)	1,274,464
Goodwill	1,903,756	445,040	—	233,711	2,582,507
Other assets	414,870	178,264	—	(567,500)	25,634
Future income taxes	34,337	2,376	—	—	36,713

Total assets	$3,887,455	$1,137,664	$5,523	$(798,624)	$4,232,018

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$5,481	$631	$40	$—	$6,152
Accounts payable and accrued liabilities	330,491	32,354	542	(142)	363,245
Amounts payable to company under common control	42,744	464,537	155	(464,302)	43,134
Deferred revenue and prepaid services	94,874	21,640	182	—	116,696
Income taxes payable	750	132	—	—	882
Additional amount payable	111,540	—	—	—	111,540

	585,880	519,294	919	(464,444)	641,649

Future income taxes	151,702	51,995	261	—	203,958
Long-term deferred revenue	4,821	1,655	26	—	6,502
Long-term debt	1,093,835	25,969	—	(25,969)	1,093,835
Non-controlling interest in a subsidiary	—	—	—	684	684

	1,836,238	598,913	1,206	(489,729)	1,946,628
Shareholder’s equity:
Share capital	512,938	165,001	25	(335,024)	342,940
Contributed surplus	4,466,821	708,538	462	(3,400)	5,172,421
(Deficit) retained earnings	(2,905,837)	(334,635)	3,830	29,529	(3,207,113)
Other comprehensive loss	(22,705)	(153)	—	—	(22,858)

	2,051,217	538,751	4,317	(308,895)	2,285,390

	$3,887,455	$1,137,664	$5,523	$(798,624)	$4,232,018

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended September 30, 2005

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Revenues	$215,368	$54,969	$1,163	$(342)	$271,158

Direct costs	54,697	18,201	—	(63)	72,835

Operating and administrative expenses	77,762	19,239	776	(280)	97,497

Depreciation and amortization	37,925	5,794	149	—	43,868

Financial expenses	7,415	5,682	—	(912)	12,185

Dividend income from related companies	—	(4,820)	—	4,820	—

Income (loss) before the undernoted	37,569	10,873	238	(3,907)	44,773

Income taxes	10,531	1,842	73	175	12,621

	27,038	9,031	165	(4,082)	32,152

Share in the results of a company subject to significant influence	3,321	36	—	(3,357)	—

Non-controlling interest	—	—	—	(26)	(26)

Net income (loss)	$30,359	$9,067	$165	$(7,465)	$32,126

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended September 30, 2005

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$30,359	$9,067	$165	$(7,465)	$32,126
Adjustments for:
Depreciation and amortization	38,324	6,111	149	—	44,584
Future income taxes	10,255	2,112	76	175	12,618
Loss on foreign denominated debt	—	799	—	(96)	703
Other	(43,647)	(367)	—	2,565	(41,449)
Net change in non-cash operating working capital	68,693	(13,783)	(318)	1	54,593

	103,984	3,939	72	(4,820)	103,175
Cash flows from investing activities:
Acquisition of fixed assets	(60,508)	(8,049)	(339)	—	(68,896)
Net change in other assets	(14)	—	—	—	(14)
Proceeds from disposal of fixed assets	388	134	—	—	522
Acquisition of video store	—	(11)	—	—	(11)

	(60,134)	(7,926)	(339)	—	(68,399)

Cash flows from financing activities:
Repayment of long-term debt	—	(92,284)	—	—	(92,284)
Issuance of long-term debt	205,130	—	—	—	205,130
Financing cost on long-term debt	(3,725)	—	—	—	(3,725)
Payment of interest rate swaps	(1,274)	(7,367)	—	—	(8,641)
Advance (to) from an affiliated company	(103,270)	103,270	—	—	—
Dividend to parent company	(200,000)	—	—	—	(200,000)
Dividend to an affiliated company	(4,820)	—	—	4,820	—

	(107,959)	3,619	—	4,820	(99,520)

Net decrease in cash	(64,109)	(368)	(267)	—	(64,744)

Cash and cash equivalents, beginning of period	72,802	(1,927)	1,696	—	72,571

Cash and cash equivalents, end of period	$8,693	$(2,295)	$1,429	$—	$7,827

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the nine-month period ended September 30, 2005

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Revenues	$617,960	$165,069	$3,447	$(1,086)	$785,390

Direct costs	149,496	54,909	—	(168)	204,237

Operating and administrative expenses	223,747	54,094	2,465	(919)	279,387

Depreciation and amortization	111,896	17,230	422	—	129,548

Financial expenses	27,693	19,148	—	(1,400)	45,441

Dividend income from related companies	—	(13,099)	—	13,099	—

Income (loss) before the undernoted	105,128	32,787	560	(11,698)	126,777

Income taxes	31,408	6,491	173	269	38,341

	73,720	26,296	387	(11,967)	88,436

Share in the results of a company subject to significant influence	10,440	85	—	(10,525)	—

Non-controlling interest	—	—	—	(61)	(61)

Net income (loss)	$84,160	$26,381	$387	$(22,553)	$88,375

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the nine-month period ended September 30, 2005

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$84,160	$26,381	$387	$(22,553)	$88,375
Adjustments for:
Depreciation and amortization	113,119	19,038	422	—	132,579
Future income taxes	29,283	6,415	80	269	36,047
Loss on foreign denominated debt	—	1,413	—	—	1,413
Other	(53,320)	110	—	9,185	(44,025)
Net change in non-cash operating working capital	65,549	(27,564)	(635)	—	37,350

	238,791	25,793	254	(13,099)	251,739
Cash flows from investing activities:
Acquisition of fixed assets	(130,174)	(19,474)	(517)	—	(150,165)
Net change in other assets	(44)	(49)	—	—	(93)
Proceeds from disposal of fixed assets	789	212	—	—	1,001
Proceeds from disposal of marketable securities	20,000	—	1,250	—	21,250
Payment of tax deductions to the parent company	(25,800)	(9,400)	—	—	(35,200)
Dividend from subsidiary	11,000	(11,000)	—	—	—
Cash transfer pursuant to the liquidation of a subsidiary	(533)	533	—	—	—
Net disposal of videostore assets	—	53	—	—	53

	(124,762)	(39,125)	733	—	(163,154)

Cash flows from financing activities:
Repayment of long-term debt	—	(92,284)	—	—	(92,284)
Issuance of long-term debt	205,130	—	—	—	205,130
Financing cost on long-term debt	(4,934)	—	—	—	(4,934)
Settlement of interest swaps	(3,588)	(7,367)	—	—	(10,955)
Advance (from) to an affiliated company	(112,242)	112,242	—	—	—
Dividend to parent company	(210,000)	—	—	—	(210,000)
Dividend to an affiliated company	(13,099)	—	—	13,099	—
Other	497	177	(800)	—	(126)

	(138,236)	12,768	(800)	13,099	(113,169)

Net (decrease) increase in cash	(24,207)	(564)	187	—	(24,584)

Cash and cash equivalents, beginning of period	32,900	(1,731)	1,242	—	32,411

Cash and cash equivalents, end of period	$8,693	$(2,295)	$1,429	$—	$7,827

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at September 30, 2006

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Accounts receivable	$115,571	$6,831	$745	$—	$123,147
Amounts receivable from affiliated companies	97,949	902	101	(95,209)	3,743
Income taxes receivable	836	334	—	—	1,170
Inventories and prepaid expenses	41,560	5,823	56	—	47,439
Future income taxes	34,120	14,673	—	—	48,793

	290,036	28,563	902	(95,209)	224,292

Fixed assets	1,107,419	241,455	3,648	(367)	1,352,155
Goodwill	1,903,756	445,040	—	233,711	2,582,507
Other assets	402,482	73,203	—	(452,487)	23,198
Future income taxes	—	1,477	—	—	1,477

Total assets	$3,703,693	$789,738	$4,550	$(314,352)	$4,183,629

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$8,478	$21	$10	$—	$8,509
Bank indebtedness	2,776	(149)	(1,464)	—	1,163
Accounts payable and accrued liabilities	377,184	32,354	536	(70)	410,004
Amounts payable to a company under common control	21,513	95,264	—	(95,135)	21,642
Deferred revenue and prepaid services	99,584	33,433	163	—	133,180
Income taxes payable	235	—	163	—	398

	509,770	160,923	(592)	(95,205)	574,896

Future income taxes	121,142	52,780	247	—	174,169
Long-term deferred revenue	3,871	1,034	—	—	4,905
Retractable preferred shares	—	—	—	—	—
Long-term debt	1,024,827	25,969	—	(25,969)	1,024,827
Non-controlling interest in a subsidiary	—	—	—	775	775

	1,659,610	240,706	(345)	(120,399)	1,779,572

Shareholder’s equity:
Share capital	410,725	165,001	25	(230,024)	345,727
Contributed surplus	4,466,297	709,089	462	(3,427)	5,172,421
(Deficit) retained earnings	(2,806,730)	(324,905)	4,408	39,498	(3,087,729)
Other comprehensive loss	(26,209)	(153)	—	—	(26,362)

	2,044,083	549,032	4,895	(193,953)	2,404,057

	$3,703,693	$789,738	$4,550	$(314,352)	$4,183,629

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended September 30, 2006

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Revenues	$270,859	$59,828	$1,452	$(278)	$331,861

Direct cost	62,793	21,525	—	(41)	84,277

Operating and administrative expenses	94,970	19,838	1,006	(235)	115,579

Depreciation and amortization	42,327	6,374	166	(8)	48,859

Financial expenses	13,785	3,234	—	—	17,019

Dividend income from related companies	—	(1,843)	—	1,843	—

Income (loss) before the undernoted	56,984	10,700	280	(1,837)	66,127

Income taxes	16,926	2,256	71	—	19,253

	40,058	8,444	209	(1,837)	46,874

Share in the results of a company subject to significant influence	2,194	46	—	(2,240)	—

Non-controlling interest	—	—	—	(33)	(33)

Net income (loss)	$42,252	$8,490	$209	$(4,110)	$46,841

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended September 30, 2006

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$42,252	$8,490	$209	$(4,110)	$46,841
Adjustments for:
Depreciation and amortization	45,304	8,037	166	(8)	53,499
Future income taxes	17,325	2,227	(41)	—	19,511
Other	(1,827)	189	137	2,273	772
Net change in non-cash operating working capital	(1,699)	(9,987)	109	1	(11,576)

	101,355	8,956	580	(1,844)	109,047

Cash flows from investing activities:
Acquisition of fixed assets	(64,515)	(9,861)	(447)	—	(74,823)
Net change in deferred charges	1	(6)	—	—	(5)
Proceeds on disposal of fixed assets	120	(62)	—	—	58

	(64,394)	(9,929)	(447)	—	(74,770)

Cash flows from financing activities:
Net change in bank credit facility	(41,000)	—	—	—	(41,000)
Payment of interest rate swaps	12	—	—	—	12
Dividend to an affiliated company	(1,843)	—	—	1,843	—
Advance (from) to an affiliated company	(1,199)	1,198	—	1	—

	(44,030)	1,198	—	1,844	(40,988)

Net (decrease) increase in cash	(7,069)	225	133	—	(6,711)

Cash and cash equivalents, beginning of period	(4,185)	(97)	1,321	—	(2,961)

Cash and cash equivalents, end of period	$(11,254)	$128	$1,454	$—	$(9,672)

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the nine-month period ended September 30, 2006

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Revenues	$769,833	$175,925	$4,121	$(818)	$949,061

Direct cost	178,166	61,046	—	(116)	239,096

Operating and administrative expenses	274,998	62,526	2,798	(701)	339,621

Depreciation and amortization	125,600	18,871	498	(24)	144,945

Financial expenses	43,730	15,264	—	—	58,994

Dividend income from related companies	—	(11,327)	—	11,327	—

Income (loss) before the undernoted	147,339	29,545	825	(11,304)	166,405

Income taxes	32,484	917	247	—	33,648

	114,855	28,628	578	(11,304)	132,757

Share in the results of a company subject to significant influence	8,861	127	—	(8,988)	—

Non-controlling interest	—	—	—	(91)	(91)

Net income (loss)	$123,716	$28,755	$578	$(20,383)	$132,666

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the nine-month period ended September 30, 2006

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$123,716	$28,755	$578	$(20,383)	$132,666
Adjustments for:
Depreciation and amortization	133,735	23,970	498	(24)	158,179
Future income taxes	32,883	840	(14)	—	33,709
Other	(34,690)	674	139	9,079	(24,798)
Net change in non-cash operating working capital	(976)	(27,475)	192	59	(28,200)

	254,668	26,764	1,393	(11,269)	271,556

Cash flows from investing activities:
Acquisition of fixed assets	(188,567)	(27,086)	(1,111)	—	(216,764)
Net change in deferred charges	1	(54)	—	—	(53)
Proceeds on disposal of fixed assets	387	16	—	—	403
Acquisition of videostore assets	—	(322)	—	—	(322)
Proceeds on disposal of marketable securities	40,000	—	496	—	40,496
Dividend from subsidiary	19,000	(19,000)	—	—	—

	(129,179)	(46,446)	(615)	—	(176,240)

Cash flows from financing activities:
Net change in bank credit facility	138,000	—	—	—	138,000
Repayment of subordinated loan to parent company	(150,000)	—	—	—	(150,000)
Payment of interest rate swap	(938)	—	—	—	(938)
Reduction of paid-up capital	(108,749)	—	—	—	(108,749)
Dividend to parent company	(10,000)	—	—	—	(10,000)
Dividend to an affiliated company	(11,327)	—	—	11,327	—
Advance (from) to an affiliated company	(19,274)	19,332	—	(58)	—
Transfer of additional amount to parent company	(111,536)	—	—	—	(111,536)
Issuance of shares	111,536	—	—	—	111,536

	(162,288)	19,332	—	11,269	(131,687)

Net (decrease) increase in cash	(36,799)	(350)	778	—	(36,371)

Cash and cash equivalents, beginning of period	25,545	478	676	—	26,699

Cash and cash equivalents, end of period	$(11,254)	$128	$1,454	$—	$9,672

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2005 and 2006 (in thousands of Canadian dollars)

10.	Contingencies:

On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Videotron Ltd. They contend that Videotron Ltd. did not respect its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totalling $26.0 million. The management of the Company claims that the suit is not justified and intends to vigorously defend its case in Court.

In the normal course of its business, the Company is party to various claims and lawsuits. Even though the outcome of these various pending cases as at September 30, 2006 cannot be determined with certainty, the Company believes that their outcome will not have a materially adverse impact on its operating results or financial position.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

(signed) Yvan Gingras

By:	Yvan Gingras
Executive Vice-President, Finance and Operations and Chief Financial Officer

Date:	November 23, 2006